Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31,	For the twelve months ended December 31,

	2009	2008	2007	2006	2005	2004
	(Dollars in thousands)
Income before income taxes	$293,762	$992,848	$1,289,300	$762,085	$402,880	$399,378
Fixed charges	39,738	127,917	109,266	98,045	66,434	49,246

Total earnings	$333,500	$1,120,765	$1,398,566	$860,130	$469,314	$448,624

Interest charged to expense	$26,772	$80,289	$68,878	$63,141	$39,315	$23,172
One-third of rent expense	12,966	47,628	40,388	34,904	27,119	26,074

Total fixed charges	$39,738	$127,917	$109,266	$98,045	$66,434	$49,246

Ratio of earnings to fixed charges (1)(2)	8.4x	8.8x	12.8x	8.8x	7.1x	9.1x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.